Exhibit 99.26

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (the “Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

May 4, 2021

Item 3:	News Release

A news release was disseminated on May 4, 2021 through Canada Newswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

The Company provided assay results from an additional four holes drilled at the Keats Zone. These holes were drilled as part of the Company’s ongoing 200,000m diamond drill program at its 100%-owned Queensway Project, located on the Trans-Canada Highway 15km west of Gander, Newfoundland

Item 5:	Full Description of Material Change

Please see the news release attached as Schedule “A” for a full description of the material change.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer & Director at 604.562.9664 or croberts@newfoundgold.ca.

Item 9:	Date of Report

May 4, 2021

Schedule “A”

New Found Intercepts 124.4 g/t Au Over 17.7m and

131.1 g/t Au over 4.65m at Keats

Vancouver, BC, May 4, 2021: New Found Gold Corp. (“New Found” or the “Company) (TSXV: NFG, OTC: NFGFF) is pleased to announce assay results from an additional four holes drilled at the Keats Zone (“Keats”). These holes were drilled as part of the Company’s ongoing 200,000m diamond drill program at its 100%-owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

Highlights

•	Highlights include:

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)
NFGC-20-59	38.65	43.30	4.65	131.09
And	71.75	89.45	17.70	124.44
NFGC-20-63	15.95	18.00	2.05	1.33
NFGC-20-64	112.60	115.10	2.50	2.77
NFGC-21-105B	256.00	258.00	2.00	41.84

*Note that the host structures are interpreted to be steeply dipping and true widths are estimated to be 70% to 80% of reported intervals. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging. This table shows highlight intervals, a number of these holes returned additional intervals of gold mineralization as reported in Table 2 below.

•	The intervals of 131.1 g/t Au over 4.65m and 124.4 g/t over 17.7m in Hole NFGC-20-59 start at a vertical depth of approximately 27m and continue to approximately 63m vertical depth. These intervals provide further drill confirmation of a broad zone of near surface, high-grade gold mineralization at the north end of Keats (Figure 1).

•	The interval of 41.8 g/t over 2.00m in hole NFGC-21-105B provides further drill confirmation of the continuity of high-grade gold mineralization from sub-crop at bedrock surface at the north of Keats to the furthest interval 350m down plunge at approximately 170m vertical depth (see NFGC-21 -143, 16.9 g/t Au over 2.5m and 63.7 g/t over 8.45m, Figure 1).

•	Step-out drilling at Keats continues down plunge. Holes NFGC-21-165 and NFGC-21-182 are the deepest holes completed to date testing to approximately 425m in the down plunge direction. Infill drilling also continues particularly targeting between the plunging dilation zone and surface (Figure 1).

Greg Matheson, P.Geo., Chief Operating Officer of New Found, stated: “The outstanding intervals of 131.1 g/t Au over 4.65m plus 124.4 g/t over 17.7m in Hole NFGC-20-59 yield the highest width x grade of any hole to date at Keats (cumulative +2800 m*g/t). These intervals provide further drill confirmation of the substantial zone of near surface high-grade gold mineralization at the north end of Keats. We continue our infill and step-out drilling at Keats and look forward to reporting further results in the near future.’’

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 1

Note: Au g/t x m calculations include all Keats Main intervals for each hole as reported in Table 2.

	Interval	Au		Interval	Au		Interval	Au		Interval	Au
Hole	(m)	(g/t)	Hole	(m)	(g/t)	Hole	(m)	(g/t)	Hole	(m)	(g/t)
19-01	19.0	92.9	20-38	5.8	19.8	20-56	32.3	6.2	21-103	3.5	19.3
20-18	7.9	24.1	20-40A	7.3	19.3	20-59	4.7	131.1	21-104	11.4	29.1
20-19	18.9	31.2	20-41	10.4	22.5	And	17.7	124.4	21-105B	2.0	41.8
20-21	18.4	15.8	And	15.9	31.4	21-74	4.1	45.6	21-118	13.7	61.8
20-23	41.4	22.3	20-43	18.2	10.0	21-79	7.9	22.7	21-119	7.0	15.6
20-26	6.9	44.5	20-45	13.8	28.4	21-80	39.1	25.8	21-122	9.2	106.5
20-28	4.1	40.1	And	3.3	20.6	And	2.3	41.6	21-137	7.2	261.3
20-29	16.9	25.0	And	2.0	17.1	21-85	3.0	49.4	21-143	2.5	16.9
20-30	6.1	10.3	20-46	2.9	13.7	21-87	4.7	27.8	And	8.4	63.7
20-32	13.1	45.3	20-52	2.1	136.7	21-90	3.9	24.5
20-34	2.4	29.3	And	14.1	31.5	21-97	6.5	37.1
20-37	10.3	25.0	And	5.6	13.7	21-101	8.5	17.9

Figure 1. Keats Main Zone Long Section

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 2

Figure 2. Keats Plan View

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 3

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-20-59	38.65	43.30	4.65	131.09
And	60.55	64.80	4.25	1.10
And	67.55	69.60	2.05	1.00	Keats Main
And	71.75	89.45	17.70	124.44
And	94.80	97.55	2.75	1.68
NFGC-20-63	15.95	18.00	2.05	1.33	Keats Main
And	105.00	107.00	2.00	1.59
And	214.95	217.30	2.35	3.26	Keats FW
NFGC-20-64	93.00	95.10	2.10	1.01
And	112.60	115.10	2.50	2.77	Keats Main
NFGC-21-105B	179.65	190.30	10.65	1.18
And	195.75	198.00	2.25	1.26
And	241.25	244.05	2.80	1.68	Keats Main
And	256.00	258.00	2.00	41.84

Table 2: Summary of results reported in this release.

*Note that the host structures are interpreted to be steeply dipping and true widths are estimated to be 70% to 80% of reported intervals. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-20-59	300	-45	159	658243	5427495
NFGC-20-63	300	-45	346	657986	5427309
NFGC-20-64	300	-45	150	658208	5427442
NFGC-21-105B	300	-45	288	658232	5427340

Table 3: Location details of drill holes reported on in this release.

Sampling, Sub-sampling and Laboratory

True widths of the intercepts reported in this press release have yet to be determined but are estimated to be 70% to 80% of reported core lengths. Assays are uncut, and calculated intervals are reported over a minimum length of 2 meters using a lower cut-off of 1.0 g/t Au. All HQ split core assays reported were obtained by either complete sample metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia, or by entire sample screened metallic screen fire assay at Eastern Analytical in Springdale, Newfoundland. The complete sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 5% of sample pulps are sent to secondary laboratories for check assays.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 4

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this news release dated May 4, 2021 by New Found. Mr. Matheson certifies that this news release fairly and accurately represents the information for which he is responsible.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 200,000m drill program at Queensway. Seven rigs are currently in operation at Queensway with the drill count planned to increase to ten rigs by the end of May 2021. With a current working capital balance of approximately $74 million, New Found is well funded for this program.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: “Craig Roberts”

Craig Roberts, PEng., Chief Executive Officer

Email: croberts@newfoundgold.ca

Phone: (604) 562 9664

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 5

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to further the exploration and drilling on the Company’s Queensway gold project in Newfoundland. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s reports, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 6